EXHIBIT 99.1

July 7, 2014

To the members of the Board of Directors of PetSmart, Inc.:

Longview Asset Management LLC ("Longview") invests on behalf of individuals, trusts, charitable foundations and other entities.  Our clients currently own 8,928,862 shares of Petsmart, Inc. (the "Company"), which represents 9% of the Company's 99,208,627 shares outstanding as of May 16, 2014, as reported in the Company's Quarterly Report on Form 10-Q filed on May 29, 2014.  Our present investment in the Company dates from 2005, making us among PetSmart's longest tenured shareholders.

We are writing in response to the 13D filed by Jana Partners ("Jana") on July 3, 2014, which asks that PetSmart's board of directors (the "Board") consider, among other issues, "a review of strategic alternatives including exploring a sale" of the Company.  We have previously shared with Company management and directors our concerns regarding the Company. These private conversations did not advocate for a possible sale transaction.

Now that Jana has raised the possibility of a sale and that prominent brokerage firms have suggested that PetSmart is "in play," we believe the Board should consider this path (as well as other strategic alternatives) for two reasons. First, our research suggests that Petsmart is likely to be valued much more highly by private market participants than by its current public market investors; the record of successful private equity acquisitions of pet companies, together with currently highly accommodative debt markets, supports a high valuation relative to the current stock price. Second, we are concerned that fending off a prolonged activist campaign will distract Company employees at all levels from their primary task of selling goods and services to PetSmart's customers and erode business value.  Accordingly, we recommend that the Board engage advisors for the purpose of exploring this and other strategic alternatives.

Should the Board determine a sale transaction to be in the interests of all shareholders, Longview clients would consider, depending on the parties and terms involved, rolling part or all of their holdings should it prove necessary to consummate a transaction. Our clients are long-term owners of businesses with little need for liquidity and would be pleased to remain invested in this Company under the right circumstances.

Very truly yours,
/s/James A. Star
James A. Star
President and CEO